Contact

www.linkedin.com/in/kristin-nuckols
(LinkedIn)
calendly.com/imagorehab/introcall
(Other)

Top Skills

Training & Development
Assistive Technology
Program Development

Languages

English

Certifications

National Board for Certification in
Occupational Therapy NBCOT

Publications

Sensing and Control of a Multi-Joint
Soft Wearable Robot for Upper-Limb
Assistance and Rehabilitation

Strategies for integration of high-tech
and low-tech options for maximal
functional outcomes in neurologic
rehabilitation

Y. M. Zhou, et al., "Soft Robotic
Glove with Integrated Sensing for
Intuitive Grasping Assistance Post
Spinal Cord Injury

Combining soft robotics and
telerehabilitation for improving motor
function after stroke.

C. O'Neill, et al., "Inflatable soft
wearable robot for reducing therapist
fatigue during upper extremity
rehabilitation in severe stroke,"

Kristin Nuckols

Startup Co-Founder | Occupational Therapist | Digital Health |
Determined to impact and improve the lives of stroke survivors with
clinical excellence and innovation
Lowell, Massachusetts, United States

Summary

2024 Winner of the Innovation Award from the National Board
for Certification in Occupational Therapy. Cofounder and Chief
Clinical Officer of Imago Rehab. An occupational therapist for 17
years, she led stroke-specialty teams in the hospital setting, then
worked as a Harvard Bioengineering researcher on patented soft
robotic wearable technology now owned by Imago Rehab. Her post-
professional doctoral thesis is the basis for Imago's proprietary
clinical protocol, allowing our therapists to achieve 5X+ motor
and functional gains in the chronic stroke population compared to
traditional in-person care, all done from the comforts of our patients'
homes.

Experience

Imago Rehab
Co-Founder & Chief Clinical Officer
2021 - Present (3 years)
Boston, Massachusetts, United States

Harvard University
Research Occupational Therapist
May 2020 - July 2021 (1 year 3 months)

Wyss Institute for Biologically Inspired Engineering
Occupational Therapist
January 2018 - May 2020 (2 years 5 months)
Cambridge, MA

Steps for Recovery
Lead Occupational Therapist
January 2014 - July 2017 (3 years 7 months)

Sheltering Arms Physical Rehabilitation Center
Occupational Therapist
January 2008 - October 2013 (5 years 10 months)

Education

Boston University

Post-Professional Occupational Therapy Doctorate, Occupational Therapy/
Therapist

James Madison University

Master of Occupational Therapy, Occupational Therapy/
Therapist · (2002 - 2007)